Exhibit 99.2

February 14, 2018

To whom it may concern:

FRONTEO, Inc.
Masahiro Morimoto, Chief Executive Officer and Chairman of the Board (Stock Code: 2158, Tokyo Stock Exchange)
(Ticker Symbol: FTEO, NASDAQ)
Contact: Tomohiro Uesugi, Chief Financial Officer
Telephone: +81-3-5463-6344

Announcement of Report of Special Loss and Revision of Forecasts

FRONTEO, Inc. (the “Company”) announces report of special loss and revision of the forecasts of its results for the fiscal year ending March 31, 2018 which was announced on November 14, 2017.

1.     Report of Extraordinary Loss

For the fiscal year ending March 31, 2018, the Company is promoting a restructuring of its consolidated subsidiary, FRONTEO USA, Inc. (“FUSA”) to establish a stronger service system at a global-level and improve business profitability to better position FUSA against competition in the industry. In order to accelerate the restructuring of FUSA and fulfill the improvement of its profit structure, the Company reported an additional restructuring charge related to optimizing and reallocating resources, as well an impairment loss related to software of its subsidiary FRONTEO Healthcare, Inc., for the three-month period ended December 31, 2017. As a result, the Company reported a special loss of 531 million yen.

In addition, the Company continues to focus on FUSA’s structural reform and forecasts to report a special loss of 50 million yen for the three-month period ending March 31, 2018 and 820 million yen for the fiscal year ending March 31, 2018.

(Millions of yen)

	Three-month period ended September 30, 2017	Three-month period ended December 31, 2017	Three-month period ending March 31, 2018 (forecast)	Forecasts for the year ending March 31, 2018
Restructuring charges	277	493	50	820
Impairment loss	34	38	—	73
Total Special Loss	312	531	50	893

2.     Revision of the consolidated forecasts for the fiscal year ending March 31, 2018 (April 1, 2017 through March 31, 2018)

	Net sales (million yen)	Operating income (million yen)	Ordinary income (million yen)	Net income attributable to owners of the parent (million yen)	Net income per share (yen)
Previously announced forecasts (A)	12,600	200	150	(417)	(10.97)
Revised forecasts (B)	12,600	200	100	(895)	(23.55)
Differences (B-A)	—	—	(50)	(478)	—
Changes (%)	—	—	(33.3)	—	—
(Results for the year ended March 31, 2017)	11,207	(1,206)	(1,254)	(948)	(26.07)

Reason for revision

For the fiscal year ending March 31, 2018, the Company expects net sales and operating income to remain almost the same from previously announced forecasts, whereas ordinary income is expected to fall short of its expectation due to the impact of foreign exchange rate fluctuation. Furthermore, because the Company included a new restructuring charge and a new impairment loss as a special loss, it revised net income attributable to shareholders of the parent.

Please note that the forecasts provided above were prepared based on the information available as of the date this notice was prepared and actual results may differ from the forecasts due to various factors, such as foreign exchange rate fluctuation.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “forecasts,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the forecasts in this announcement are forward-looking statements. FRONTEO may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about FRONTEO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FRONTEO’s goals and strategies; FRONTEO’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, FRONTEO’s services; FRONTEO’s expectations regarding keeping and strengthening its relationships with customers; FRONTEO’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where FRONTEO provides solutions and services. Further information regarding these and other risks is included in FRONTEO’s reports filed with, or furnished to the Securities and Exchange Commission. FRONTEO does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this announcement is as of the date hereof, and FRONTEO undertakes no duty to update such information, except as required under applicable law.

This report is solely a translation of “Kessan Tanshin,” including attachments, stated in Japanese prepared in accordance with generally accepted accounting principles in Japan. The English translation is for reference purposes only and the original Japanese version will prevail as the official authoritative version.